Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage Commission File No.: 001-39889

Date: March 23, 2021

Orlando Bravo Ready to Double Down on SPACs

Bloomberg TV

March 22, 2021

Ed Hammond: So Tomer, I’d like to start with you. When you talked about this deal yesterday, look, you guys were sort of three quarters of the way down the track with an IPO process, you obviously, sort of inconceivably you hadn’t been approached by other SPACs considering how many there are out there hunting for deals. So why this SPAC, why this deal?

Tomer Bar Zeev: Well the long and the short of it is the quality of Orlando and Thoma Bravo, really. But to give you a bit more color into that, right, for a company of our scale, our financial numbers, we’ve been growing very fast – 83% year over year in 2020 and we’ve been doing it while being very profitable, operating with over 30% EBITDA margin. It was quite clear we can go public through a traditional IPO or through a SPAC. And we were approached by different SPACs, but we didn’t really talk to any of those. We were focused on executing the traditional IPO. And then through a mutual friend – I feel very lucky – we got to meet Orlando and the rest of the Thoma Bravo team, and it was quite clear that we have a full alignment in how we see the values of building a company, how we can unlock significant value together. And with them being the best investor there is in the software ecosystem, I felt it was – I was privileged, and I felt it was the best call to go public with them. They’re a great partner and I look forward to doing this together with Orlando and the rest of the team.

Ed: Orlando, that was a pretty beautiful introduction you just got. So let me ask you roughly the same question. Why this company, why this deal? Obviously, you know you have the SPAC, you had a lot of opportunities. What was it about ironSource that appealed?

Orlando Bravo: Well, Ed, it’s good to see you again. And Tomer, thanks so much for that introduction. We’re the ones who are fortunate and lucky here to be partnered with you and be a small part of your incredible journey.

Tomer: Thank you.

Orlando: Look, ironSource, in our 20 years of investing in software – and you’ve covered us, Ed, for a while here – this is one of the best software companies that we have ever seen, with one of the best management teams leading that business. And the reason is, if you think about it, the company creates and runs the entire business of a content creator, of an app. This is a huge market, it’s the best platform in that market, and it does this while delivering some of the best financial numbers that anyone has seen at a software company. 150% net retention, 83% organic growth last year, with 31% EBITDA margins last year. It’s just phenomenal, and once we got to know Tomer and the team, we’d been investing for a long time and partnered with existing management. This is a team that combines being both visionary with phenomenal at execution. So we’re really proud to be part of it.

Ed: I’m going to come on to those numbers in just a second. I mean look, I sense real sort of chemistry and friendliness between you guys. I feel like I could almost not be here and you’d be having a better conversation. But let me just ask, have you actually met in person? Or has this all been done over Zoom and remotely during the pandemic?

Tomer: Yeah, anyone knows what in person is anymore? The only person I’ve met in person since last year was my wife and my two daughters. No, it was all done virtually and I think that’s actually very much telling of how strong this relationship is because quite honestly, the main reason back then we decided to grow to a traditional IPO, but we felt that in order for us to partner with someone in a SPAC, we need to build a level of intimacy that we just didn’t think would work in this virtual environment, but clearly, we’ve been able to do that. Clearly, if you really have a good chemistry, as you said, and you have a full alignment of interests and you share the same values, it’s actually quite easy to connect. Even if virtually. But I do look forward, but I do look forward to meeting Orlando and the rest of the team and give them a big hug.

Ed: Tomer I want to follow up on the numbers – look because Orlando said this is an unusual business for a SPAC in as much as its already profitable, it has a pretty good history of growth, you have, you know, several billion active users. So, I’m interested, from your point of view, why do you do a SPAC at all? Why not just go down a traditional route, where you don’t have to share the spoils with a cash company?

Tomer: So, so, the way we look at it is, we’ve tried to keep ourselves private for as long as we can. Right? And we’ve been able to grow the business. We’ve been profitable almost since day one. We’ve been growing superfast, almost from day one. And we’ve really been able to unlock significant value while still being a private company and I wanted to stay private for as long as we can. But today, now going forward with our ambition, with what we want to do in the market, with being even more of a market consolidator, growing even stronger and faster organically and un-organically, we had to take the company public. We needed the public currency we need that visibility and transparency. We wanted to add some cash to the balance sheet to really be able to execute on all our plans and be very aggressive. So that was the main reason.

Ed: Orlando, look you are sort of a legend in private equity, very illustrious career in that space. I’m interested in why you’ve got into the SPAC business? It’s a crowded field right now it feels, I think it’s fair to say, a little bit frothy so why go into that when you have, as I say this enormously successful platform for private equity?

Orlando: So, look our private equity business is phenomenal, and it is for companies that want to be private. It’s full control deals for companies that want to be private and there are a whole host of good reasons why companies throughout their lifecycle, and their journeys, would like to be private for at least a period of time. Our SPAC business is for those phenomenal innovators, that are going to be the huge franchises of tomorrow, that want to go public, and ironSource has just exceeded all of our expectations in terms of our entry into the public markets in this way. And by the way, Tomer, I do – I was checking, Tomer and I were talking about, I wanted to get out to Tel Aviv to see him, but flights were not allowed. I think they’re going to re-check on April 22 but since Tomer said that he’s going to give me a big hug when he meets me, that’s the first place I’m going to when we’re allowed to get out.

Tomer: For sure!

Ed: Look, Orlando, it would be remiss of me to do this without asking you about the next SPAC, what plans you have for that? How big you think you can go with this and indeed what kind of company you might go after?

Orlando: If we can find anything close to an ironSource, we would be extremely happy. I really can’t emphasize what a special company this is. And time will prove that out. And of course, we’re going to do another SPAC because we’ve had a wonderful experience in the first one.

Ed: Can you give us any idea of how big it will be?

Orlando: At least the same size.

Additional Information and Where to Find It

This communication relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.